Filer: -NOT DEFINED- Form Type: 8-K Period: 01-10-2006 Job Number: -NOT DEFINED- Rev: -NOT DEFINED- Sequence: 1
Project: 8-K 1-10-06.pdml Document Name: form8-k.htm Saved: 01/10/2006 13:06:54 Printed: 01/10/2006 13:07:00
Featherlite, Inc Description: Created using EDGARIZER HTML

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 9, 2006

Featherlite, Inc.
(Exact name of Registrant as Specified in its Charter)

Minnesota
(State or Other Jurisdiction of Incorporation)

000-24804	41-1621676
(Commission File Number)	(IRS Employer Identification No.)

Highways 63 and 9
Cresco, Iowa 52136
(Address of Principal Executive Offices and Zip Code)

(563) 547-6000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Announcement to Explore Strategic Alternatives

On January 9, 2006, Featherlite, Inc. issued a press release announcing that its Board of Directors has decided to explore strategic alternatives to enhance shareholder value. The full text of the press release is set forth in Exhibit 99.1 to this Current Report.

Item 9.01 Financial Statements and Exhibits.

(a) Financial Statements: None.

(b) Pro forma financial information: None

(c) Exhibits:
99.1 Press Release dated January 9, 2006.

The information in this Current Report on Form 8-K shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement pursuant to the Securities Act of 1933, as amended. The furnishing of the information in this Current Report is not intended to, and does not, constitute a representation that such furnishing is required by Regulation FD or that the information contained herein is material investor information that is not otherwise publicly available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


FEATHERLITE, INC.

Date: January 10, 2006   By: /s/ Jeffery A. Mason

Jeffery A. Mason
Chief Financial Officer


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Featherlite, Inc

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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

EXHIBIT INDEX
to
FORM 8-K

FEATHERLITE, INC.

Date of Report: Commission File No.:
January 9, 2006   **000-24804**

Exhibit No.	ITEM
99.1	Press Release dated January 9, 2006.